FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

REPORT OF FOREIGN ISSUER
Pursuant to Section 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2012

CERAGON NETWORKS LTD. (Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registration in connection with Rule 12g3(b): 82 - _________________

Signature

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERAGON NETWORKS LTD.

Date: December 3, 2012	By:	/s/ Donna Gershowitz
Name: Donna Gershowitz
Title: VP and General Counsel

Exhibit Description Exhibit A – Ceragon Multi-Core Radio Technology Sets a New Standard in Microwave Transmission to Deliver Multi-Gbps Anywhere